J.P.Morgan

JPMorgan Alerian MLP Index ETNs

OVERVIEW

JPMorgan Alerian MLP Index Exchange Traded Notes ("ETNs") provide access to midstream energy MLPs. The ETNs pay a variable quarterly coupon linked to the cash distributions paid on the MLPs in the index, less accrued tracking fees[1]. Investors can trade the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or upon early repurchase[2], based on the performance of the index. The ETNs are unsecured and unsubordinated obligations of JPMorgan Chase & Co.

MAXIMUM ISSUANCE LIMITATION

The ETNs are subject to a maximum issuance limitation of 129,000,000 number of ETNs, which may cause the ETNs to trade at a premium in relation to their IIV (defined below). Investors that pay a premium for the ETNs could incur significant losses if that investor sells its ETNs at a time when some or all of the premium is no longer present. JPMorgan Chase & Co. issued the remaining 11,050,000 ETNs authorized for issuance on June 19, 2012.



Current Yield[4]



Alerian MLP ETN
4.95%
REITs ETF
3.87%
Utilities ETF
3.98%
Bond ETF
2.24%

Sources: Bloomberg, JPMorgan. Calculated as of August 29, 2013. "REITs ETF", "Utilities ETF", and "Bond ETF" refer to the iShares Dow Jones U.S. Real Estate Index Fund, the Utilities Select Sector SPDR Fund, and the iShares Barclays Aggregate Bond Fund, respectively. The current yield equals the most recent dividend or coupon, with ex-dividend data on or before the date shown above, annualized and divided by the closing price of the investment on the date shown above. Yields shown are not indicative of ETN coupons, if any.

ETN Details

Ticker	AMJ
Intraday Indicative Value Ticker	AMJ.IV[3]
Index	Alerian MLP Index (AMZ)
Current Yield	4.95%[4]
Market Capitalization	$5,659,910,000[5]
Current Maximum Market Capitalization	$5,771,460,000[6]
Primary Exchange	NYSE Arca
Tracking Fee	0.85% per annum
Maturity Date	May 24, 2024
CUSIP	46625H365

Index Total Returns (%), Standard Deviations (%), and Correlation

	3 Month Return	1 Year Return	3 Year Return Annualized	Standard Deviation Annualized	Correlation
Alerian MLP Index	-0.24%	18.61%	17.76%	14.91%	1.00
S&P 500 Index	-0.46%	19.68%	17.41%	16.82%	0.64
S&P 500 Utilities Index	-0.61%	6.90%	10.44%	12.95%	0.52
S&P GSCI Index	8.54%	-0.04%	7.33%	15.87%	0.43%
S&P/BGCantor U.S. Treasury Bond Index	-1.39%	-2.00%	1.76%	3.26%	-0.28
Dow Jones US REIT Index	-8.64%	0.53%	10.76%	20.60%	0.61

Sources: Reuters, JPMorgan. Calculated as of August 29, 2013. The standard deviation and correlation are based on monthly returns over the past 3 years. The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the Alerian MLP Index. The returns are total returns which reflect the performance of each index including dividends. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

1. The "Accrued Tracking Fee" for a given coupon period, as more fully described in the relevant pricing supplement, represents an amount equal to the Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Current Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous Accrued Tracking Fees have exceeded the cash distributions, if any, made by the underlying MLPs.
2. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes prior to the maturity date, subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a **Repurchase Fee of 0.125%**, as further described in the relevant pricing supplement.
3. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. It is possible that the maximum issuance limitation of 129,000,000 number of ETNs may cause the ETNs to trade at a significant premium in relation to the IIV. ETN investors should always consult their advisors before purchasing or selling the ETNs, particularly if the ETNs are trading at a premium over the IIV. Please see the relevant reopening pricing supplement for details.
4. Current yield equals the most recent coupon, with ex-dividend data on or before August 29, 2013, annualized and divided by the closing price of the ETN on August 29, 2013 and rounded to two decimal places for ease of presentation. The coupons are based on the cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking Fee. The coupons are variable and may be zero.
5. This number, in some cases, has been rounded for ease of presentation. As of August 29, 2013, the Market Capitalization of the ETNs was $5,659,910,000 which equals the closing price of the ETNs on August 29, 2013 multiplied by the number of ETNs issued as of August 29, 2013, including any ETNs held by an affiliate of JPMorgan Chase & Co.
6. As of August 29, 2013, the current maximum market capitalization of the ETNs was $5,771,460,000 which equals the maximum number of ETNs authorized for issuance of 129,000,000 multiplied by the closing price of the ETNs on August 29, 2013.

September 3, 2013

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Sources: Reuters, JPMorgan.  As of August 29, 2013. Each of these indices was calculated based on a level for such index set equal to 100% on February 13,
2009. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index performance including dividends, and are calculated without deducting any applicable transaction fees. There is no guarantee that the Index or the
ETNs will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement is based on the VWAP Level of the Alerian MLP Index which excludes dividends. The VWAP Level of the Index will most likely differ from its closing level.

                               [GRAPHIC OMITTED]

You will not know how much you will receive upon early repurchase at the time that you elect we repurchase your ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the
"Selected Risk Considerations" in the relevant pricing supplement.

Contact Details
Telephone: 800-576-3529
Website: www.jpmorganetns.com
Email: alerian_etn@jpmorgan.com

Disclaimer
SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase &
Co. has filed with the SEC for more complete information about JPMorgan Chase&
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.
Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923
To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.
Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.
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